                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                            The Steak n Shake Company
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.50 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   857873-10-3
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  April 2, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule
is filed:                                                    [ ]  Rule 13d-1(b)
                                                             [X]  Rule 13d-1(c)
                                                             [ ]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            Person Authorized to Receive Notices and Communications:

                             Janice V. Sharry, Esq.
                              Haynes and Boone, LLP
                           901 Main Street, Suite 3100
                               Dallas, Texas 75202
                                 (214) 651-5562




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                                                             Page 2 of 7 Pages
                                                            -------------------

                                  SCHEDULE 13G

CUSIP No. - 857873-10-3
-----------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       MSD Capital, L.P., a Delaware limited partnership
                       74-2880190
-----------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                      (a) [ ]
                                                                                                    (b) |X|

-----------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OR ORGANIZATION

              Delaware
-----------------------------------------------------------------------------------------------------------
                                      5      SOLE VOTING POWER

                                             0
                                 --------------------------------------------------------------------------
       NUMBER OF                      6      SHARED VOTING POWER
         SHARES
      BENEFICIALLY                           2,053,100
        OWNED BY                 --------------------------------------------------------------------------
          EACH                        7      SOLE DISPOSITIVE POWER
       REPORTING
         PERSON                              0
          WITH                   --------------------------------------------------------------------------
                                      8      SHARED DISPOSITIVE POWER

                                             2,053,100
-----------------------------------------------------------------------------------------------------------
               9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                       2,053,100
-----------------------------------------------------------------------------------------------------------
               10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES   [ ]


-----------------------------------------------------------------------------------------------------------
               11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                       7.6%
-----------------------------------------------------------------------------------------------------------
               12                TYPE OF REPORTING PERSON

                                       PN
-----------------------------------------------------------------------------------------------------------




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                                                            Page 3 of 7 Pages
                                                           --------------------

                                  SCHEDULE 13G


CUSIP No. - 857873-10-3
-----------------------------

      1       NAME OF REPORTING PERSON
              I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                       MSD SBI, L.P., a Delaware limited partnership
                       61-1420251
--------------------------------------------------------------------------------------------------------------------
      2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                               (a) [ ]
                                                                                                             (b) [X]

--------------------------------------------------------------------------------------------------------------------
      3       SEC USE ONLY


--------------------------------------------------------------------------------------------------------------------
      4       CITIZENSHIP OR PLACE OR ORGANIZATION

                       Delaware
---------------------------------------------------------------------------------------------------------------------
                                          5      SOLE VOTING POWER

                                                 0
   NUMBER OF                          -------------------------------------------------------------------------------
     SHARES                               6      SHARED VOTING POWER
  BENEFICIALLY
    OWNED BY                                     2,053,100
      EACH                            -------------------------------------------------------------------------------
   REPORTING                              7      SOLE DISPOSITIVE POWER
     PERSON
      WITH                                       0
                                      -------------------------------------------------------------------------------
                                          8      SHARED DISPOSITIVE POWER

                                                 2,053,100
---------------------------------------------------------------------------------------------------------------------
               9                 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                         2,053,100
---------------------------------------------------------------------------------------------------------------------
               10                CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES             [ ]


---------------------------------------------------------------------------------------------------------------------
               11                PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                                         7.6%
---------------------------------------------------------------------------------------------------------------------
               12                TYPE OF REPORTING PERSON

                                         PN
---------------------------------------------------------------------------------------------------------------------







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                                                            Page 4 of 7 Pages
                                                           --------------------

Item 1(a)         Name of Issuer:

                  The Steak n Shake Company

Item 1(b)         Address of Issuer's Principal Executive Offices:

                  500 Century Building, 36 S. Pennsylvania Street
                  Indianapolis, Indiana 46204

Item 2(a)         Names of Persons Filing:

                  MSD Capital, L.P.
                  MSD SBI, L.P.

Item 2(b)         Addresses of Principal Business Offices:

                  MSD Capital, L.P.
                  645 Fifth Avenue, 21st Floor
                  New York, New York 10022

                  MSD SBI, L.P.
                  645 Fifth Avenue, 21st Floor
                  New York, New York 10022

Item 2(c)         Citizenship:

                  MSD Capital, L.P. - Delaware
                  MSD SBI, L.P. - Delaware

Item 2(d)         Title of Class of Securities:

                  Common Stock, par value $0.50 per share

Item 2(e)         CUSIP Number:

                  857873-10-3





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                                                              Page 5 of 7 Pages
                                                              -----------------

Item 3      Status of Persons Filing:
------      -------------------------

            (a)   [ ]  Broker or dealer registered under section 15 of the Act
                       (15 U.S.C. 78o);

            (b)   [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                       78c);

            (c)   [ ]  Insurance company as defined in section 3(a)(19) of the
                       Act (15 U.S.C. 78c);

            (d)   [ ]  Investment company registered under section 8 of the
                       Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e)   [ ]  An investment adviser in accordance with Section
                       240.13d-1(b)(1)(ii)(E);

            (f)   [ ]  An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

            (g)   [ ]  A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

            (h)   [ ]  A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)   [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)   [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).


Item 4            Ownership:
------            ---------

                  (a) As of April 2, 2003, MSD SBI, L.P., a Delaware limited partnership ("SBI"), was the record and beneficial owner of 2,053,100 shares (the "Shares") of Common Stock of The Steak n Shake Company. MSD Capital, L.P., a Delaware limited partnership ("MSD"), is the general partner of SBI, and therefore may be deemed to be the indirect beneficial owner of the Shares. MSD Capital Management LLC is the general partner of MSD.

                  (b)   Percent of Class: 7.6%.

                  (c)   Number of shares as to which the person has:

                        (i)    sole power to vote or to direct the vote:

                                    0

                        (ii)   shared power to vote or to direct the vote:

                                    MSD Capital, L.P. - 2,053,100
                                    MSD SBI, L.P. - 2,053,100

                        (iii) sole power to dispose or to direct the disposition of:

                                    0

                        (iv) shared power to dispose or to direct the disposition of:

                                    MSD Capital, L.P. - 2,053,100
                                    MSD SBI, L.P. - 2,053,100

                                                           Page 6 of 7 Pages
                                                          ---------------------


Item 5            Ownership of 5% or Less of a Class:

                  Not applicable.

Item 6            Ownership of More than 5% on Behalf of Another Person:

                  Not applicable.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

                  Not applicable.

Item 8            Identification and Classification of Members of the Group:

                  Not applicable.

Item 9            Notice of Dissolution of Group:

                  Not applicable.

Item 10           Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                                                              Page 7 of 7 Pages
                                                             ------------------


                                   SIGNATURES


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 11, 2003


                        MSD CAPITAL, L.P.

                        By:    MSD Capital Management LLC, its general partner


                               By:    /s/ Marc R. Lisker
                                      ------------------------------------
                                      Marc R. Lisker
                                      General Counsel


                        MSD SBI, L.P.

                        By:    MSD Capital, L.P., its general partner


                               By:    /s/ Marc R. Lisker
                                      -------------------------------------
                                      Marc R. Lisker
                                      General Counsel

                                    EXHIBITS


Exhibit A         Joint Filing Agreement, dated April 11, 2003, entered into by and between MSD Capital, L.P. and MSD SBI, L.P.